UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Coeur d’Alene Mines Corporation

(Exact name of registrant as specified in its charter)

Idaho	82-0109423
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Front Ave., P.O. Box “I” Coeur d’Alene, Idaho 83816	37662
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Warrants Exercisable for Common Stock (expiring April 16, 2017)	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On April 16, 2013, in connection with Coeur d’Alene Mines Corporation’s (the “Company’s”) completion on such date of its previously announced acquisition of all of the issued and outstanding common shares of Orko Silver Corp. (“Orko”), pursuant to that certain Arrangement Agreement, dated as of February 20, 2013, by and among the Company, 0961994 B.C. Ltd. and Orko, as amended by a Memorandum of Agreement, dated March 12, 2013 (as amended, the “Arrangement Agreement”), the Company issued warrants (the “Coeur Warrants”) to purchase an aggregate of 1,588,768 shares (the “Coeur Shares”) of the Company’s common stock, par value $0.01 (the “Common Stock”). The Coeur Warrants were issued pursuant to a Warrant Agreement (the “Warrant Agreement”), by and among the Company, Computershare Trust Company, N.A. (the “Trust Company”) and Computershare Inc. (“Computershare,” and together with the Trust Company, the “Warrant Agent”). Pursuant to the terms of the Warrant Agreement, the Coeur Warrants are exercisable on a cashless basis only, at an exercise price of $30.00 per share. The following summary of certain provisions of the Coeur Warrants and the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement (including the warrant certificate included as an exhibit thereto), the form of which has been filed with the Securities and Exchange Commission.

General

Pursuant to the Arrangement Agreement, the Company issued 1,588,768 Coeur Warrants to purchase 1,588,768 Coeur Shares. The exercise price and the number of Coeur Shares issuable upon exercise of the Coeur Warrants are subject to adjustment in certain circumstances discussed under the heading “—Adjustments” below. Unless exercised, the Coeur Warrants will automatically expire at 5:00 p.m., New York City time, on April 16, 2017 (the “expiration time”).

The Coeur Warrants are freely transferable by the holders thereof. The Coeur Warrants have been approved to be listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange.

Exercise

The Coeur Warrants may be exercised in whole or in part at any time or from time to time on or before the expiration time by delivery to the Warrant Agent of a completed exercise notice or, in the case of uncertificated warrants, confirmation of the beneficial holder’s intention to exercise Coeur Warrants in a manner acceptable to the depository for the Coeur Warrants.

The Coeur Warrants will be exercisable on a cashless exercise basis only. Pursuant to any such cashless exercise, a holder of a Coeur Warrant will be entitled to receive, for no additional consideration, that number of Coeur Shares determined by multiplying the number of Coeur Shares notionally underlying the Coeur Warrant (as adjusted in accordance with the terms of the Coeur Warrant) by a fraction, the numerator of which is the market price of the Coeur Shares at the time of exercise less $30.00 (as adjusted in accordance with the terms of the Coeur Warrant) and the denominator of which is the market price of the Coeur Shares at the time of exercise, all in accordance with the terms of the Coeur Warrant. The exercise price applicable to the Coeur Warrants is subject to adjustment as described below under the heading “—Adjustments.” Market price will be determined using a five-day trailing volume weighted average price on the NYSE, or if the Common Stock is not then listed on the NYSE, on such stock exchange on which the Common Stock is listed.

The Company will not issue fractional Coeur Shares upon any exercise of the Coeur Warrants. Instead, the exercising holder will be entitled to a cash payment equal to the portion of the per share market price of the Common Stock on the date of exercise of the Coeur Warrants representing any fractional share that would have otherwise been issuable upon exercise of the Coeur Warrants.

Upon the exercise of any Coeur Warrants, the Warrant Agent will deliver the number of full Coeur Shares to which such holder is entitled, together with any cash to which such holder is entitled in respect of fractional Coeur Shares, as promptly as reasonably practicable. All Coeur Shares will be issued in such name or names as the exercising holder may designate and delivered to the exercising holder or its nominee or nominees. Upon the exercise of any uncertificated Coeur Warrants, the Warrant Agent will deliver or will cause to be delivered the number of full Coeur Shares to which such beneficial holder is entitled, together with any cash to which such beneficial holder is entitled in respect of fractional Coeur Shares, through the applicable depository’s book entry system.

Adjustments

The exercise price and the number of Coeur Shares issuable upon exercise of each Coeur Warrant will be adjusted in connection with a number of events including but not limited to: (i) any dividend or distribution payable in shares of Common Stock, (ii) any subdivision, combination or reclassification of the Common Stock, (iii) any distribution to the Company’s stockholders of indebtedness, other securities of the Company or any cash or property or other assets of the Company (excluding any ordinary cash dividends) and (iv) any pro rata repurchases by the Company of Common Stock pursuant to a tender or other offer available to substantially all of the holders of Common Stock. Additionally, if the Company undergoes any business combination (by merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s shareholders) or reclassification of Common Stock, the Coeur Warrants will be converted into the right to acquire the number of shares of stock or property (including cash) that they would have been entitled to receive had they exercised the Coeur Warrants immediately prior to such business combination or reclassification.

Reservation of Shares

The Company reserved, and will at all times through the expiration time keep reserved, out of the authorized but unissued Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase of all outstanding Coeur Warrants. The Coeur Shares, when issued in accordance with the terms of the Warrant Agreement, will be duly and validly authorized and issued, fully paid and nonassessable.

Amendment

The Company and the Warrant Agent, without the consent of the holders of the Coeur Warrants, may amend the Warrant Agreement for certain purposes, including curing ambiguities or defects, provided that such action does not adversely affect the interests of any holder in any material respect. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of any holder of the Coeur Warrants will require the written consent of the holders of outstanding Coeur Warrants representing a majority of the Coeur Shares then exercisable; provided that the consent of each affected holder is necessary for any amendment (i) to increase the exercise price or to decrease the number of Coeur Shares issuable upon exercise of the Coeur Warrants (other than pursuant to the terms of the anti-dilution adjustment provisions described above), (ii) that would shorten the time period during which the Coeur Warrants are exercisable or (iii) that would change in a manner adverse to such holders the terms of the anti-dilution adjustment provisions described above.

No Rights as Stockholders

A Coeur Warrant will not, prior to its exercise, confer upon its holder or such holder’s transferee, in such holder’s or such transferee’s capacity as a holder, the right to vote or receive dividends, or consent or receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

Item 2.	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

4.1	Warrant Agreement, dated as of April 16, 2013, by and among Coeur d’Alene Mines Corporation, Computershare Trust Company, N.A., and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, File No. 001-08641, filed by Coeur d’Alene Mines Corporation on April 16, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

COEUR D’ALENE MINES CORPORATION

Date: April 16, 2013	By:	/s/ Casey M. Nault

		Name:	Casey M. Nault
		Title:	Vice President, General Counsel and Secretary